PROVIDENCE RESOURCES, INC.

5300 Bee Caves Rd, Bldg 1, Suite 240
Austin, Texas 78746
(512) 970-2888

October 17, 2008

Jennifer O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Providence Resources, Inc.

     Form 10-K for the Fiscal Year Ended December 31, 2007

     Filed April 7, 2008

     Form 10-Q for the Fiscal Quarter Ended June 30, 2008

     Filed August 14, 2008

     File No. 000-30377

Dear Ms. O’Brien:

Thank you for your comments dated September 24, 2008 in respect to certain filings for Providence Resources, Inc. (the “Company”) on Forms 10-K for the period ended December 31, 2007 and 10-Q for the period ended June 30, 2008 that were filed with the Commission on April 7, 2008 and August 14, 2008 respectively.

We enclose herewith a copy of our Form 10K/A for the period ended December 31, 2007 and our Form 10Q/A for the period ended June 30, 2008 as well as redlined copies for your reference. We have also filed this response letter and the amended filings with the Commission electronically.

Please direct copies of all responses and any additional comments to us at the following address:

Ruairidh Campbell

     Orsa & Company
     600 Westwood Terrace

Austin, Texas 78746

     Telephone: (512) 462-3327
     Facsimile: (512) 462-3328

The following are our detailed responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

Seismic Exploration – Val Verde County Leases, page 4

1.     Please expand your disclosure here and on page F-27 to explain the nature of an “I/O two recording system” to aid investor understanding.

Response:

The “I/O two recording system” is a measurement recording device manufactured by Input/Output Inc., of Tulsa, Oklahoma. Outside of the oil and gas industry, this level of detail may be unnecessary and thus is not likely an aid to investor understanding. As such, the Company has removed such references and modified the disclosure here and on page F-27 to clarify the Company’s seismic particulars, as follows:

On March 27, 2007 the Company engaged TRNCO Petroleum Corporation (“TRNCO”) of Midland, Texas to design and implement a high-tech, high-quality 3D seismic survey of the Val Verde County leases.

Reports to Security Holders, page 8

2.     Please note the Commission’s headquarters are now located at 100 F Street, N.E., Washington, D.C. 20549.

Response:

The Company has updated the Commission’s address in its report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

3.     Please review the amounts disclosed under this heading in the first two paragraphs and modify the amounts identified, as appropriate. For example, we note you refer to current assets of $1,588,971 and total assets of $34,266,567 as of December 31, 2007. However, these amounts do not agree with the amounts shown on the consolidated balance sheets on page F-3 of $1,564,345 and $15,700,299.

Response:

The Company has reviewed the amounts disclosed in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations and modified certain amounts as appropriate to agree with the financial statements.

Critical Account Policies, page 21

4.     You disclose under this heading that “In the notes to the audited consolidated financial statements for the Company for the year ended December 31, 2006, the Company’s auditors discussed those account policies that are considered to be significant in determining the results of operations and financial position. The Company’s auditors believe that their accounting principles conform to accounting principles generally accepted in the United States of America.” Please tell us why you refer to the critical accounting policies in light of your auditor and not in light of the Company and the Company’s management and modify your disclosure, as appropriate, or otherwise advise.

Response:

The Company has amended its disclosure to refer to the critical accounting policies in light of the Company and the Company’s management, as follows:

In the notes to the audited consolidated financial statements for the Company for the year ended December 31, 2006, the Company discussed those accounting policies that are considered to be significant in determining the results of operations and financial position. The Company’s management believes that their accounting principles conform to accounting principles generally accepted in the United States of America.

Report of Independent Registered Public Accounting Firm, page F-2

5.     Please tell us why the audit report addresses the Board of Directors in Vancouver BC when your location of business is Austin, Texas.

Response:

The Company’s auditing firm inadvertently addressed the audit report to the Board of Directors in Vancouver BC and has since amended the audit report attached hereto.

6.     It does not appear all financial statements covered by the report have been identified in accordance with Rule2-02(a)(4) of Regulation S-X. In this regard, we note no reference to the Comprehensive Loss statements included with the Consolidated Statements of Stockholders’ Equity (Deficit). Further, we note in the first and third paragraph that an “s” appears to be missing when reference was made to the “year(s) then ended.” Please modify the report as necessary to address these items.

Response:

The Company’s auditing firm has modified its report with respect to Rule2-02(a)(4) of Regulation S-X and has included the missing “s”.

Consolidated Balance Sheets, page F-3

7.     We note your classification of unproved properties as “Oil and gas leases – undeveloped.” Please modify this description in order to avoid investor confusion to clearly indicate this balance pertains to unproved properties not yet subject to amortization. Refer to Appendix A to the AICPA Audit Guide for Oil and Gas Producing Entities for further guidance for entities reporting under the full cost method of accounting.

Response:

The Company has modified its description of “Oil and gas leases – undeveloped” to “Unproved oil and gas properties, not subject to amortization” to avoid investor confusion.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-12

Organization

8.     We note you have not generated significant revenues from your operations to-date and that you have characterized your company as a “development stage” entity. Since you are in an extractive industry, we believe you should modify the disclosures and labeling throughout your document to characterize the company as an “exploratory stage” entity, rather than a “development stage” entity. In this regard, we believe the term “development stage” has specific meaning within the extractive industry as advanced oil and/or gas activity in which proved reserves have been determined.

Response:

The Company has modified its disclosure characterizing the Company as an “exploratory stage” entity, rather than a “development stage” entity.

Inventory, page F-13

9.     It appears the inventory you refer to under this heading (i.e. drilling rigs, parts and components) is no longer applicable to your financial statements at December 31, 2007. Please modify your disclosure as necessary or otherwise advise.

Response:

The Company has modified its disclosure as inventory is no longer applicable to the Company’s financial statements at December 31, 2007.

Intangible Assets, page F-14

10.      We note you discuss your impairment analysis of property acquisition, exploration and development costs in terms of intangible assets. Please tell us why you believe these costs represent intangible assets or otherwise modify your discussion as appropriate. In this regard, we note you do not have a separate line item for “intangible assets” on your consolidate balance sheets, as required by paragraph 42 of FAS 142. Please also refer to FSP-FAS 142.

Response:

The Company has modified its disclosure to remove the impairment analysis of property acquisition, exploration, and development costs in terms of intangible assets and, as such, has not included a separate line item for “intangible assets” on the consolidated balance sheets.

Stock-Based Compensation, page F-16

11.      Please update your disclosure under this heading to explain how you account for stock-based compensation under FAS 123R, which became effective for you on January 1, 2006. In this regard, we note your disclosure that “At December 31, 2007, the Company has stock-based employee compensation plans and the Company accounts for those plans under the recognition and measurement principles of APB Opinion 25…” Please confirm, if true, that you accounted for any applicable stock-based compensation for the period beginning January 1, 2006 under FAS 123R or otherwise advise.

Response:

It is true that the Company adopted FAS 123R on January 1, 2006 and any stock-based compensation after this date was accounted for under this standard. All stock issuances are valued using fair market prices and stock derivatives are valued using the Black-Scholes pricing model. We have modified our disclosure as follows:

At December 31, 2007, the Company has stock-based employee compensation plans and the Company accounts for those plans under the recognition and measurement principles of SFAS 123 (R),“Share Based Payment,” and related Interpretations, and has adopted these disclosure provisions.

Note 3 – Property and Equipment, page F-18

12.     It appears the Equipment you refer to under this heading (i.e. drilling and service rigs and equipment) and the table you present is no longer applicable to your financial statements at December 31, 2007. Please modify your disclosure and the referenced table, as necessary, or otherwise advise.

Response:

The Company has modified its disclosure and the referenced table as follows:

Drilling rigs and equipment were recorded at cost and depreciated over their estimated useful lives of ten years using the straight-line method. Office furniture and equipment and vehicles were recorded at cost and depreciated over their estimated useful lives of five to ten years using the straight-line method.
Upon sale and retirement of property and equipment the cost and related accumulated depreciation of the assets were removed from the Company's accounts and a loss was recognized. In the year ended December 31, 2007, the Company recorded a loss on disposal of property and equipment in the amount of $35,899.

     2007            2006

     Drilling rigs and equipment            -       15,441
           Vehicles                                    -       27,495
Office furniture and equipment           -      12,659
Less accumulated depreciation            -      (9,785)
Equipment, net                            $       -   $ 45,810

Depreciation expense for the years ended December 31, 2007 and 2006 was $9,911 and $9,544 respectively.

Note 8 – Convertible Debentures page F-21

13.     We note the principal and interest of the $250,000 debenture to Global Convertible Megatrend Ltd. was converted into shares of your common stock on June 13, 2007. Please tell us why you recorded compensation expense “to reflect the value of the shares issued upon conversion in excess of the dept and interest amounts” and not additional interest expense.

Response:

The Company erroneously recorded the amount as additional compensation expense. We have modified our disclosure to clarify that the excess amount was recorded as an interest and financing expense.

Note 9 – Related Party Transactions, page F-24

14.     We note your statement that “During the years ended December 31, 2007 and 2006, the Company recognized consulting expense of $109,500 and $406,500 respectively. Of the 2007 charge, $16,000 relates to the deemed value of 100,000 shares of common stock issued to Ms. Coccaro. Of the 2006 charge, $360,000 relates to the deemed value of 300,000 shares of common stock.” Please explain to us and disclose what you mean by the term “deemed value.”

Response:

The Company meant “fair market value” when referring to “deemed value” and has modified its disclosure to clarify the valuation.

Note 10 – Stockholders’ Equity Transactions, page F-24

15.     We note your disclosure under this heading that you issued 1,450,000 shares of common stock for consulting and legal and your statement subsequent to this disclosure that the “Company recorded additional compensation expense of $22,500 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.” Please tell us why you recorded additional compensation expense for values in excess of debt and interest given the shares were issued for consulting and legal services.

Response:

The Company erroneously recorded the amount as additional compensation expense. We have modified our disclosure to clarify that the excess amount was recorded as an interest and financing expense.

Note 14 – Acquisition of Providence Exploration, page F-27

16.     We note you acquired 100% control over Providence Exploration though acquisition of all of its outstanding member units on September 29, 2006, by issuing 20,000,000 common shares “with a deemed value of $16,000,000.” Please tell us what you mean by “deemed value” and whether you accounted for this transaction as a business combination under the guidance in FAS 141 or otherwise advise. In this regard, paragraph 13 of FAS 141 indicates that “All business combination in the scope of this Statement shall be accounted for using the purchase method as described in this Statement and other pronouncements.”

Response:

The Company meant “fair market value” when referring to “deemed value” and has modified its disclosure to clarify the valuation. We have modified our disclosure to clarify that the transaction was accounted for using the purchase method as required by FAS 141.

17.      We note the table you include on page F-25 provides a summary of the fixed assets you acquired as part of this acquisition, totaling $24,579,512, and your disclosure that you acquired Providence Exploration for a total deemed value of $16,000,000. Based on this information, please tell us how you determined the “excess of the deemed value of the shares and fair value of the assets acquired” totaling $14,389,838.

Response:

The Company determined this “excess” as follows:

Unproved oil and gas properties	$10,402,797
Fair market value of shares	16,000,000
Providence Exploration net assets deficit	1,961,149
Providence Exploration eliminated debt	(3,571,311)
14,389,838
Value of the unproved oil and gas properties	$24,792,635

The Company has clarified its disclosure regarding this determination in Note 14 as follows:

The purchase price of the transaction required the Company to issue 20,000,000 common shares with a fair market value of $16,000,000. However, at the time of the acquisition, there was an intercompany account balance of $9,189,364 for principal and interest of cash advances made by the Company to Providence Exploration prior to the acquisition, and this balance was eliminated upon the completion of the transaction. Prior to the transaction, Providence Exploration had $73,271 in cash, $724,515 of drilling rig equipment, $47,979 in equipment, $10,402,797 of unproved oil and gas properties, an intercompany balance due to the Company of $9,189,364, debt of $3,571,311, other assets and liabilities with a net balance of negative $449,036. Therefore, Providence Exploration had a net assets deficit of $1,961,149 on the date of the transaction. The $3,571,311 of debt held by Providence Exploration was eliminated on the date of the transaction by the assignment of a portion of the 20,000,000 shares to certain creditors. The fair market value of the shares issued of $16,000,000 plus the net assets deficit of $1,961,149, less the $3,571,311 of debt extinguished as a result of the transaction, amounted to $14,389,838, which was allocated to the value of undeveloped oil and gas leases held by Providence Exploration at the time of the acquisition. Accordingly, the value of the unproved oil and gas properties acquired was recorded at $24,792,635.

18.     We also note your statement that “At the time of the acquisition, there as an intercompany account balance of $9,189,364 for principal and interest of cash advances made by the Company to Providence Exploration prior to the acquisition.” Please tell us how you accounted for this balance when you acquired Providence Exploration. In addition, please reconcile this amount to the total shown for ‘Advances to Providence Exploration prior to acquisition’ on your Consolidated Statements of Cash Flows within investing activities of $8,886,761.

Response:

As noted above in the response to comment 17, the Company accounted for this balance by eliminating it upon the completion of the transaction. Prior to the transaction date, the Company had made cash advances of $8,886,761, on which $302,603 of interest had accrued. Together, the amount of $9,189,364 was eliminated on completion of the transaction.

19.     We note your disclosure on page F-27 that “effective February 22, 2006, the Company entered into an agreement to purchase oil and gas leases in Val Verde County, Texas,” and that the “purchase price was $3,489,600.” Please tell us and disclose the reason why “Harding Company paid the Company $192,480 related to the purchase.”

Response:

Harding Company paid the Company $192,480 related to the purchase for a 5% working interest in the Val Verde lease. The Company has modified its disclosure in Note 15 to include this information.

Note 20 – Recent Accounting Pronouncements, page F-28

20.     Please review your discussion concerning recent accounting pronouncement to ensure they are accurate as of the date of the filing based upon the effective date of the new standard. In this regard, we note instances where you indicate you have adopted the standard, even though the standard has not yet become effective or instances where you are considering the impact adoption will have on your company, even though the standard should already have been adopted based upon its effective date. For example, but without limitation, you state, “The adoption of SFAS 141 (revised) did not have an impact on the Company’s financial statements.” However, FAS 141(R) applies prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Response:

The Company has reviewed and amended its discussion concerning recent accounting pronouncement to ensure they are accurate as of the date of the filing period.

Supplemental Oil and Gas Information – FAS69, page F-31

Capitalized Costs, page F-33

21.     Please reconcile the amount shown for net capitalized costs at December 31, 2007 totaling $31,996,677 with that shown on the Consolidated Balance Sheets totaling $14,115,585.

Response:

The Company has reconciled the amount shown for net capitalized costs at December 31, 2007 with that shown on the Consolidated Balance Sheets totaling 14,115,585.

Costs Incurred, page F-34

22.     Please confirm, if true, that the cash you used to acquire property and equipment totaling $6,069,257, per your Consolidated Statements of Cash Flows includes your total costs incurred per the table under this heading, totaling $5,729,696, or otherwise advise.

Response:

     The Company confirms that the cash used to acquire property and equipment totaled $6,069,257. This amount includes $5,729,696 which was incurred on the oil and gas properties and an additional $339,561 spent on the pipeline prior to its impairment.

Controls and Procedures, page 23

23.     Please confirm, if true, the you inadvertently excluded your management’s conclusion of the effectiveness of your disclosure controls and procedures as of December 31, 2007, as required by Item 307 of Regulation S-K, or otherwise advise. Please expand your disclosure to include the required disclosure under Item 307 of Regulation S-K.

Response:

The Company inadvertently excluded management’s conclusion of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. The Company has amended its filing to include management’s conclusion of the effectiveness of the Company’s disclosure controls and procedures as well as amended the filing to clarify certain points in the subsection titled Management’s Report on Internal Control over Financial Reporting, as follows:

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 10-K/A, an evaluation was carried out by the Company’s management, with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and such information was accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process, under the supervision of the chief executive officer and the chief financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which assessment did not identify any material weaknesses in internal control over financial reporting. A material weakness is a control deficiency, or a combination of deficiencies in internal control over financial reporting that creates a reasonable possibility that a material misstatement in annual or interim financial statements will not be prevented or detected on a timely basis. Since the assessment of the effectiveness of our internal control over financial reporting did not identify any material weaknesses, management considers its internal control over financial reporting to be effective.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we, engaged our independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Commission that permit us to provide only management’s report in this annual report.

Exhibit 31

24.     It appears you have inadvertently omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management’s internal control reporting and in all periodic report filed thereafter. Please refer to Release No. 33-8618 and modify your certification, as necessary, to include this required language.

Response:

The Company inadvertently omitted the amended portion of the introductory language in paragraph 4. The Company has amended its filing to include this omission as follows:

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f) for the small business issuer and have:

The Company inadvertently omitted the addition of paragraph 4(b). The Company has amended its filing to include this omission as follows:

b)      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

25.     Where comments on one section within the Form 10-K above also relate to disclosure in the Form 10-Q, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:

The Company has made parallel changes to all affected disclosure where comments on one section within the Form 10-K above also relate to disclosure in the Form 10-Q.

Note 1 – Organization and Summary of Significant Accounting Policies, page 9

Intangible Assets, page 10

26.     We note your statement the “During fiscal 2008, the Company recorded impairment charges of $2,000,000 on the leases.” Please expand your disclosure to explain the facts and circumstances that resulted in this additional impairment.

Response:

We have expanded our disclosure as follows:

During fiscal 2008, the Company recorded an impairment charge of $2,000,000 which was the capitalized cost of Comanche and Hamilton County leases that expired on their own terms prior to the end of the period.

Note 4 – Long-term Notes Payable, page 14

27.     We note from your subsequent events footnote 21 in your Form 10-K for the fiscal year ended December 31, 2007 that you amended the maturity date and conversion price of the $500,000 note payable to Global Convertible Megatrend Ltd. on February 29, 2008. Please confirm that you properly considered the accounting guidance found in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment. Please also address this comment in light of the amendments you made to the terms of the convertible promissory notes to Miller Energy LLC and Global Project Finance AG and the exchange of debt instruments to FAGEB AG and Global Convertible Megatrend Ltd.

Response:

In accordance with aforementioned guidance, the Company treated each of these transactions as an extinguishment of the original liability.

Note 14 – Subsequent Events, page 21

28.     Please tell us whether you intend to file pro forma information for the disposition of the assets to Elm Ridge on July 31, 2008. Refer to Items 2.01 and 9.01 of Form 8-K.

Response:

The Company has amended its filing to include pro forma information for the disposition of the assets to Elm Ridge.

Controls and Procedures, page 33.

29.      Please modify you conclusion regarding the effectiveness of your disclosure controls and procedures to include the entire definition of such controls and procedures or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement. In this regard, under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure the information required to be disclosed by and issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers.

Response:

The Company has modified its conclusion in the Evaluation of Disclosure Controls and Procedures to state that the Company’s disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures. The Company has amended the disclosure as follows:

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

In connection with the Company’s response to these comments, we confirm the following:

▪	the Company is responsible for the adequacy and accuracy in its filings;

▪	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filings please contact us.

Yours faithfully,

/s/ Gilbert Burciaga

Gilbert Burciaga, Chief Executive Officer

Enclosures